ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

24 June 2015

Transactions in own shares (correction)

Subsequent to the announcement made earlier today, Reed Elsevier was notified by UBS Limited that 40,100 Reed Elsevier PLC ordinary shares were purchased today, not the number stated in the previous announcement. Following the above purchase, Reed Elsevier PLC holds 84,819,385 ordinary shares in treasury, and has 1,121,590,444 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 15,121,050 shares.

The number of Reed Elsevier NV ordinary shares purchased remains the same as set out in today’s previous announcement.